Exhibit 21.01

Subsidiaries of the Registrant

Name of Subsidiary*	State or Other Jurisdiction of Incorporation or Organization
AL BV Investment, Inc.	Delaware
AL Real Estate Holdings, LLC	Indiana

* The subsidiaries of the Registrant do not do business under any name other than as listed above.